Exhibit 99.1

Nano Dimension Filed for 2nd Patent for a Unique Large Language Model (LLM)

Training the Model to Learn from Implicit Expression Analysis of Industrial Machine Log Files

The Patent Was Developed by DeepCube, Nano Dimension’s In-house Deep Learning-Based AI Group

Core of Nano Dimension’s Work on AI Driven Solutions for Advanced Manufacturing Systems Default Detection and Preventive Maintenance

Waltham, Mass., January 31st, 2024 (GLOBE NEWSWIRE) – Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printing solutions, today announced the filing of a U.S. patent application titled “Large Language Models for Efficient Anomaly Detection in Log Files of Industrial Machines” (the “Log Analysis Patent” or “Patent”), which is targeted for real-time data analysis and scalable deployment across the Company’s own systems and industrial solutions provided to outside customers.

The Log Analysis Patent addresses one of the core challenges for automated anomaly detection. While machine logs are usually a valuable source of information for industrial systems, they are increasingly difficult and expensive to analyze as the underlying systems have grown in complexity and the volume of log data they contain has multiplied. Furthermore, logs are typically analyzed after events have happened and not in real-time, thereby missing the opportunity to apply corrective actions.

To overcome these problems, Nano Dimension has extended its existing AI patents with a Large Language Model (“LLM”) that can operate independently of engineering labels. With this, the technology exploits the existing sentiment that is expressed in the machine logs. This enables a fully automated process of AI-powered prediction of manufacturing anomalies before they occur, based either solely on logs or in combination with other machine data and being efficient enough to process billions of log lines.

The Log Analysis Patent follows a related patent that was filed and announced in September 2023. Both patents are equally valuable for the Company’s development of Nano Dimension’s products, which are being designed with DeepCube Group’s deep learning-based AI wherever possible, as well as for third party customers and partners, who are increasingly looking to the Company to leverage the same technology in their own industrial processes and systems.

Dr. Eli David, Chief Technology Officer of AI for Nano Dimension, commented: “The filing of the Large Language Models for Efficient Anomaly Detection in Log Files of Industrial Machines patent application is another significant development for Nano Dimension and our customers. A solution is only truly valuable with scalability and this new patent lies at the core of tremendously scalable advanced industrial solutions.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential uses for and benefits of the Log Analysis Patent; that its technology enables a fully automated process of AI-powered prediction of manufacturing anomalies before they occur; the potential value of the Patent to the Company’s development of Nano Dimension’s products; its collaborations with strategic partners; that its partners are increasingly looking to the Company to leverage the same technology in their own industrial processes and systems; the Company’s vision to transform existing electronics and mechanical manufacturing. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. There can also be no assurance that the patent application will be granted and, even if granted, it may be in a narrower scope than requested. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

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